UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Upstart Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)

91680M 107
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
◻ Rule 13d-l(b)
◻ Rule 13d-l(c)
⌧ Rule 13d-l(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91680M 107

1.	Names of Reporting Persons. Dave Girouard
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ◻ (b) ◻
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,620,662 (See Item 4(a) below)
	6.	Shared Voting Power 10,126,297 (See Item 4(a) below)
	7.	Sole Dispositive Power 2,620,662 (See Item 4(a) below)
	8.	Shared Dispositive Power 10,126,297 (See Item 4(a) below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,746,959 shares (See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ◻
11.	Percent of Class Represented by Amount in Row (9) 15.3% (See Item 4(b) below)
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer:
Upstart Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2950 S. Delaware St., Suite 300
San Mateo, CA 94403
Item 2.

(a)	Name of Person Filing:
Dave Girouard

(b)	Address of Principal Business Office or, if none, Residence:

2950 S. Delaware St., Suite 300
San Mateo, CA 94403

(c)	Citizenship:

United States

(d)	Title of Class of Securities:
Common Stock, par value $0.0001 per share

(e)	CUSIP Number:
91680M 107

Item 3.     If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or 240.13d-2(c), check whether the person filing is a:

Not applicable.

Item 4.     Ownership.

(a)	Amount beneficially owned:
12,746,959 shares of Common Stock

As of December 31, 2021, (i) 8,991,635 shares of Common Stock were held of record by the 2008 G&T Girouard Revocable Trust, for which Mr. Girouard serves as co-trustee, (ii) 1,015,346 shares of Common Stock were held of record by Mr. Girouard as trustee of the GIROUARD 2020 GRAT, dated October 19, 2020, (iii) 567,331 shares of Common Stock were held of record by Mr. Girouard’s sister-in-law, Tristen Baird Willard, as trustee of the JRG 2020 Exempt Gift Trust, (iv) 567,331 shares were held of record by Mr. Girouard’s sister-in-law, Tristen Baird Willard, as trustee of the TMG 2020 Exempt Gift Trust, and (v) options to purchase an aggregate of 1,605,316 shares of Common Stock held by Mr. Girouard were exercisable within 60 days of December 31, 2021.

(b)	Percent of class:
15.3%
The ownership percentage above is calculated based upon 81,957,413 shares of the Issuer’s Common Stock outstanding as of November 4, 2021, as reported in the Issuer’s Form 10-Q filing with the Securities and Exchange Commission on November 12, 2021.

(c)	Number of shares as to which the person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Dave Girouard	2,620,662	10,126,297	2,620,662	10,126,297

(i)	Sole power to vote or to direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ◻.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.     Identification and Classification of Members of the Group.
Not applicable.

Item 9.     Notice of Dissolution of Group.
Not applicable.

Item 10. Certifications.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATED: February 2, 2022

/s/ Dave Girouard
Dave Girouard